SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2022 (April 1, 2021 – March 31, 2022) filed with the Tokyo Stock Exchange on Wednesday, May 11, 2022.
2.	English press release entitled, “Notice of Difference between Consolidated Financial Results for the Full Year and Results for the Previous Fiscal Year”
3.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2022 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2023.”
4.	English press release entitled, “Notice Regarding Repurchase of Own Shares.”
5.	English press release entitled, “Notice Concerning Termination of Shareholder Benefit Programs.”
6.	English press release entitled, “Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation.”
7.	English press release entitled, “Announcement Regarding Management Changes.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 11, 2022	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer Head of Treasury and Accounting Headquarters

Consolidated Financial Results

April 1, 2021 – March 31, 2022

May 11, 2022

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2021 to March 31, 2022

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Year Ended March 31, 2022

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2022	2,520,365	9.9%	302,083	16.7%	504,876	75.6%	312,135	62.2%
March 31, 2021	2,292,708	0.5%	258,814	(4.0%)	287,561	(30.3%)	192,384	(36.4%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥382,219 million for the fiscal year ended March 31, 2022 (year-on-year change was a 68.9% increase) and ¥226,266 million for the fiscal year ended March 31, 2021 (year-on-year change was a 7.8% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*2	Operating Margin
March 31, 2022	259.37	259.07	9.9%	3.6%	12.0%
March 31, 2021	155.54	155.39	6.4%	2.2%	11.3%

“Equity in Net Income of Affiliates” was a net gain of ¥15,006 million for the fiscal year ended March 31, 2022 and a net gain of ¥481 million for the fiscal year ended March 31, 2021.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.
*Note 2:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2022	14,270,672	3,371,401	3,261,419	22.9%	2,732.88
March 31, 2021	13,563,082	3,103,144	3,028,456	22.3%	2,487.77

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash, Cash Equivalents and Restricted Cash at End of Year
March 31, 2022	1,103,370	(808,846)	(306,618)	1,091,812
March 31, 2021	1,102,414	(1,209,990)	39,884	1,079,575

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2021	—	35.00	—	43.00	78.00	96,108	50.1%	3.2%
March 31, 2022	—	39.00	—	46.60	85.60	102,661	33.0%	3.3%

March 31, 2023 (Est.)	—	42.80	—	42.80	85.60	—	—	—

*Note 4:

Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥169 million for the fiscal year ended March 31, 2021 and ¥175 million for the fiscal year ended March 31, 2022). The annual dividend per share for the fiscal year ended March 31, 2023 is planned to be an amount that a dividend payout ratio is computed at 33%, or the amount of 85.60 yen, whichever is higher. In the above, the minimum dividend has been stated.

3. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 5:	For details, please refer to “3. Financial Information (9) Changes in Significant Basis of Preparation of Consolidated Financial Statements” on page 19.

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,258,277,087 as of March 31, 2022, and 1,285,724,480 as of March 31, 2021.

2. The number of treasury stock was 62,914,027 as of March 31, 2022, and 66,231,916 as of March 31, 2021.

3. The average number of outstanding shares was 1,203,451,853 for the fiscal year ended March 31, 2022, and 1,236,897,189 for the fiscal year ended March 31, 2021.

The Company’s shares held through the Board Incentive Plan Trust (1,963,282 shares as of March 31, 2022 and 2,154,248 shares as of March 31, 2021) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2022

		Fiscal Year ended March 31, 2021	Fiscal Year ended March 31, 2022	Change
				Amount	Percent
Total Revenues	(millions of yen)	2,292,708	2,520,365	227,657	10%
Total Expenses	(millions of yen)	2,033,894	2,218,282	184,388	9%
Income before Income Taxes	(millions of yen)	287,561	504,876	217,315	76%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	192,384	312,135	119,751	62%
Earnings Per Share (Basic)	(yen)	155.54	259.37	103.83	67%
(Diluted)	(yen)	155.39	259.07	103.68	67%
ROE*1	(%)	6.4	9.9	3.5	—
ROA*2	(%)	1.44	2.24	0.80	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2021 to March 31, 2022)

Total revenues for the consolidated fiscal year ended March 31, 2022 (hereinafter, “the fiscal year”) increased 10% to ¥2,520,365 million compared to the previous fiscal year due to increases in services income, operating leases revenues, sales of goods and real estate, gains on investment securities and dividends.

Total expenses increased 9% to ¥2,218,282 million compared to the previous fiscal year due to increases in services expense, costs of operating leases, costs of goods and real estate sold, selling, general and administrative expenses, and write-downs of long-lived assets.

Equity in net income of affiliates for the fiscal year increased by ¥14,525 million to ¥15,006 million compared to the previous fiscal year and gains on sales of subsidiaries and affiliates and liquidation losses, net for the fiscal year increased by ¥164,487 million to ¥187,787 million compared to the previous fiscal year.

Due to the above results, income before income taxes for the fiscal year increased 76% to ¥504,876 million compared to the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 62% to ¥312,135 million compared to the previous fiscal year.

Segment Information

Total segment profits for the fiscal year increased 66% to ¥551,207 million compared to the previous fiscal year. Segment profits increased in each of Corporate Financial Services and Maintenance Leasing, Real Estate, ORIX USA, ORIX Europe, and Asia and Australia while segment profits in each of PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, and Aircraft and Ships decreased.

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each respective segment, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment data for the previous fiscal year have been retrospectively restated.

Segment information for the fiscal year is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and ICT-related equipment; Yayoi

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	70,727	251,384	180,657	255

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,676,063	1,516,795	(159,268)	(10)

Segment profits increased 255% to ¥251,384 million compared to the previous fiscal year. This increase was primarily due to an increase in gains on sales of subsidiaries and affiliates resulting from the sale of the business of Yayoi Co., Ltd., but also due to an increase in operating leases revenues resulting from an increase in gains on sales of used cars in our automobile-related businesses and an increase in gains on investment securities and dividends resulting from the IPO of an investee.

Segment assets decreased 10% to ¥1,516,795 million compared to the end of the previous fiscal year. This decrease was due to decreases in net investment in leases, investment in operating leases, and goodwill and intangible assets acquired in business combinations included in other assets.

Real Estate: Real estate development, rental, and management; facility operations; real estate asset management

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	25,886	33,558	7,672	30

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	872,095	910,101	38,006	4

Segment profits increased 30% to ¥33,558 million compared to the previous fiscal year. This increase was due to an increase in services income from operating facilities, an increase in operating leases revenues resulting from sales of real estate under operating leases, and an increase in gains on investment securities and dividends resulting from the sales of an investee.

Segment assets increased 4% to ¥910,101 million compared to the end of the previous fiscal year. This increase was due to an increase in investment in affiliates and advances for finance lease and operating lease included in other assets.

PE Investment and Concession: Private equity investment; concession

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	3,842	(11,261)	(15,103)	—

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	378,698	353,581	(25,117)	(7)

Segment profits decreased by ¥15,103 million, resulting in segment losses of ¥11,261 million as compared to segment profits of ¥3,842 million in the previous fiscal year. This decrease was due to the write-down of assets to be transferred in connection with the conclusion of asset transfer agreements at a certain investee, as well as the write-down of inventories at a certain investee. In addition, there was a decrease in equity in net income (loss) of affiliates at our three airports in Kansai in our concession business.

Segment assets decreased 7% to ¥353,581 million compared to the end of the previous fiscal year. This decrease was due to a decrease in inventories and property under facility operations at a certain investee and a decrease in the book value of investment in affiliates resulting from the inclusion of equity in net loss of our three airports in Kansai.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	27,543	2,948	(24,595)	(89)

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	489,174	703,608	214,434	44

Segment profits decreased 89% to ¥2,948 million compared to the previous fiscal year. This decrease was due to the write-down of our two coal and biomass plants recorded in the fiscal year in addition to the absence of bargain purchase gains and gains on sales of subsidiaries and affiliates recorded in the previous fiscal year resulting from the conversion of an investee involved in wind power generation business in India into a wholly-owned subsidiary, partially offset by an increase in equity in net income (loss) of affiliates at an investee.

Segment assets increased 44% to ¥703,608 million compared to the end of the previous fiscal year. This increase was due to the acquisition of a subsidiary that resulted in the recording of property under facility operations and goodwill which is included in other assets.

Insurance: Life insurance

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	56,152	54,560	(1,592)	(3)

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,959,521	2,072,145	112,624	6

Despite an increase in life insurance premiums and related investment income at ORIX Life Insurance in line with an increase in insurance contracts, segment profits decreased 3% to ¥54,560 million compared to the previous fiscal year. This decrease was due to the absence of reversal of policy liability reserve related to variable life insurance contracts at the former Hartford Life Insurance recorded in the previous fiscal year.

Segment assets increased 6% to ¥2,072,145 million compared to the end of the previous fiscal year. This increase was due to an increase in investment in securities.

Banking and Credit: Banking and consumer finance

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	49,913	43,779	(6,134)	(12)

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,690,627	2,687,156	(3,471)	(0)

Segment profits decreased 12% to ¥43,779 million compared to the previous fiscal year. This decrease was due to an increase in provision for credit losses resulting from an increase in the balance of installment loans and an increase in advertising expenses. These were the result of the recovery in demand for funds at ORIX Credit as compared to the previous fiscal year when the demand was sluggish by coronavirus disease 2019 (hereinafter, “COVID-19”).

Segment assets totaled ¥2,687,156 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Aircraft and Ships: Aircraft leasing and management; ship-related finance and investment

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	5,357	(1,838)	(7,195)	—

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	601,762	684,098	82,336	14

Segment profits decreased by ¥7,195 million to segment losses of ¥1,838 million as compared to ¥5,357 million of segment profits in the previous fiscal year. This decrease was due to a decrease in equity in net income (loss) of affiliates, as Avolon Holdings Limited recorded losses primarily resulting from the impairment loss on aircraft located in Russia, despite increases in services income and operating leases revenues in our ship-related businesses.

Segment assets increased 14% to ¥684,098 million compared to the end of the previous fiscal year. This increase was due to an increase in installment loans.

ORIX USA: Finance, investment, and asset management in the Americas

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	40,296	76,263	35,967	89

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,220,081	1,364,142	144,061	12

Segment profits increased 89% to ¥76,263 million compared to the previous fiscal year. This increase was due to increases in gains on investment securities and dividends and gains on sales of subsidiaries and affiliates resulting from the sales of investees. In addition, there was a decrease in provision for credit losses as compared to the previous fiscal year.

Segment assets increased 12% to ¥1,364,142 million compared to the end of the previous fiscal year. This increase was primarily due to foreign exchange effects.

ORIX Europe: Asset management of global equity and fixed income

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	39,446	49,559	10,113	26

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	369,546	401,869	32,323	9

Segment profits increased 26% to ¥49,559 million compared to the previous fiscal year. This increase was due to an increase in services income resulting from an increase in the average amount of assets under management.

Segment assets increased 9% to ¥401,869 million compared to the end of the previous fiscal year. This increase was due to an increase in investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Year ended March 31, 2021 (millions of yen)	Year ended March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	13,124	52,255	39,131	298

	As of March 31, 2021 (millions of yen)	As of March 31, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,084,222	1,306,089	221,867	20

Segment profits increased 298% to ¥52,255 million compared to the previous fiscal year. This increase was due to the absence of the recording of impairment loss on investments in affiliates recorded in the previous fiscal year and an increase in equity in net income (loss) of affiliates at an investee. In addition, there were increases in finance revenues in China and operating leases revenues in South Korea and Australia.

Segment assets increased 20% to ¥1,306,089 million compared to the end of the previous fiscal year. This increase was due to increases in net investment in leases, installment loans, and investment in operating leases in China, South Korea, and Australia. In addition, there was an increase in investment in affiliates in China.

Outlook and Forecast

It is difficult to predict when the spread of COVID-19 will subside and the impact in case the situation in Russia and Ukraine will be prolonged, however, our exposure to Russia is limited and there is no significant impact on our business performance at this time. We believe we have sufficient liquidity and fund-raising capacity, which will enable us to continue to seek new investments notwithstanding the current market environment.

Although forward-looking statements in this document are attributable to current information available to us and are based on assumptions deemed reasonable by us, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors that could cause results that differ materially from those described in the forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2021	As of March 31, 2022	Change
				Amount	Percent
Total Assets	(millions of yen)	13,563,082	14,270,672	707,590	5%
(Segment Assets)		11,341,789	11,999,584	657,795	6%
Total Liabilities	(millions of yen)	10,459,938	10,899,271	439,333	4%
(Short-term and Long-term Debt)		4,724,102	4,866,685	142,583	3%
(Deposits)		2,317,785	2,276,158	(41,627)	(2)%
Shareholders’ Equity	(millions of yen)	3,028,456	3,261,419	232,963	8%
Shareholders’ Equity Per Share	(yen)	2,487.77	2,732.88	245.11	10%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 5% to ¥14,270,672 million compared to the end of the previous fiscal year due to increases in installment loans, investment in securities, investment in affiliates and other assets. In addition, segment assets increased 6% to ¥11,999,584 million compared to the end of the previous fiscal year.

Total liabilities increased 4% to ¥10,899,271 million compared to the end of the previous fiscal year due to increases in short-term debt, policy liabilities and policy account balances and other liabilities being offset by a decrease in deposits.

Shareholders’ equity increased 8% to ¥3,261,419 million compared to the end of the previous fiscal year.

Summary of Cash Flows

Cash, cash equivalents and restricted cash increased by ¥12,237 million to ¥1,091,812 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥1,103,370 million during the fiscal year, up from ¥1,102,414 million during the previous fiscal year. This change resulted primarily from a change from a decrease to an increase in income taxes payable, partially offset by a decrease in an increase in policy liabilities and policy account balances.

Cash flows used in investing activities were ¥808,846 million during the fiscal year, down from ¥1,209,990 million during the previous fiscal year. This change resulted primarily from a decrease in purchases of available-for-sale debt securities and sales of subsidiaries, partially offset by an increase in purchases of lease equipment.

Cash flows used in financing activities were ¥306,618 million during the fiscal year compared to the inflow of ¥39,884 million during the previous fiscal year. This change resulted primarily from a decrease in proceeds from and an increase in repayment of debt with maturities longer than three months.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2022 and the Fiscal Year Ending March 31, 2023

We aim to increase shareholder value by utilizing profits earned from business activities, to strengthen our business foundation and make investments for future growth. At the same time, we strive to make stable and sustainable distribution of dividends at a level in line with our business performance. In addition, with regards to the decision of whether to buy back our shares, we aim to act with flexibility and swiftness while considering various factors such as the business environment, share price and its trend, the soundness of our financial condition, and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2022 has been decided at 85.60 yen per share (the interim dividend paid was 39.00 yen per share and the year-end dividend has been decided at 46.60 yen per share). The payout ratio for the fiscal year ended March 31, 2022 was 33.0%. For the next fiscal year ending March 31, 2023, the interim dividend is forecasted at 42.80 yen per share, and the annual dividend is forecasted at the higher of either payout ratio of 33.0% or 85.60 yen per share as well as in the fiscal year ended March 31, 2022.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2022, we believe no significant changes have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 29, 2021.

2. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with U.S. GAAP. We believe that U.S. GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in U.S. GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

3. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2021	As of March 31, 2022
Cash and Cash Equivalents		951,242	954,827
Restricted Cash		128,333	136,985
Net Investment in Leases		1,029,518	1,057,973
Installment Loans		3,670,784	3,862,604
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥63,272 million
March 31, 2022	¥151,601 million
Allowance for Credit Losses		(78,945)	(69,459)
Investment in Operating Leases		1,408,189	1,463,202
Investment in Securities		2,660,443	2,852,349
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥9,384 million
March 31, 2022	¥19,353 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2021
Amortized Cost	¥2,026,767 million
Allowance for Credit Losses	¥(120) million
March 31, 2022
Amortized Cost	¥2,276,425 million
Allowance for Credit Losses	¥(153) million
Property under Facility Operations		491,855	551,961
Investment in Affiliates		887,764	978,033
Trade Notes, Accounts and Other Receivable		354,334	359,949
Inventories		142,156	139,563
Office Facilities		246,399	240,421
Other Assets		1,671,010	1,742,264
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥6,297 million
March 31, 2022	¥5,214 million

Total Assets		13,563,082	14,270,672

Liabilities and Equity
Short-term Debt		307,269	439,639
Deposits		2,317,785	2,276,158
Trade Notes, Accounts and Other Payable		260,712	291,422
Policy Liabilities and Policy Account Balances		1,822,422	1,963,623
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥266,422 million
March 31, 2022	¥198,905 million
Current and Deferred Income Taxes		363,460	461,181
Long-term Debt		4,416,833	4,427,046
Other Liabilities		971,457	1,040,202

Total Liabilities		10,459,938	10,899,271

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		259,361	260,479
Retained Earnings		2,744,588	2,909,317
Accumulated Other Comprehensive Income (Loss)		(84,650)	(16,041)
Treasury Stock, at Cost		(111,954)	(113,447)

Total ORIX Corporation Shareholders’ Equity		3,028,456	3,261,419
Noncontrolling Interests		74,688	109,982

Total Equity		3,103,144	3,371,401

Total Liabilities and Equity		13,563,082	14,270,672

Note :	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2021	As of March 31, 2022
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(16,208)	(72,892)
Debt valuation adjustments	558	221
Defined benefit pension plans	(21,073)	(8,072)
Foreign currency translation adjustments	(36,456)	61,914
Net unrealized gains (losses) on derivative instruments	(11,471)	2,788

Total	(84,650)	(16,041)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Year ended March 31, 2021	Year ended March 31, 2022
Revenues :
Finance revenues	271,194	279,589
Gains on investment securities and dividends	46,097	56,510
Operating leases	397,065	450,454
Life insurance premiums and related investment income	487,550	481,810
Sales of goods and real estate	410,953	435,398
Services income	679,849	816,604

Total Revenues	2,292,708	2,520,365

Expenses :
Interest expense	78,068	68,232
Costs of operating leases	295,628	322,070
Life insurance costs	374,348	368,140
Costs of goods and real estate sold	347,721	381,119
Services expense	439,233	495,110
Other (income) and expense	17,125	20,494
Selling, general and administrative expenses	456,795	522,782
Provision for credit losses	16,021	3,939
Write-downs of long-lived assets	3,020	35,666
Write-downs of securities	5,935	730

Total Expenses	2,033,894	2,218,282

Operating Income	258,814	302,083
Equity in Net Income (Loss) of Affiliates	481	15,006
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	23,300	187,787
Bargain Purchase Gain	4,966	0

Income before Income Taxes	287,561	504,876

Provision for Income Taxes	90,747	187,264

Net Income	196,814	317,612

Net Income Attributable to the Noncontrolling Interests	4,453	5,477

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(23)	0

Net Income Attributable to ORIX Corporation Shareholders	192,384	312,135

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Year Ended March 31, 2021	Year Ended March 31, 2022
Net Income :	196,814	317,612

Other comprehensive income, net of tax:
Net change of unrealized gains (losses) on investment in securities	(11,182)	(56,684)
Net change of debt valuation adjustments	(899)	(337)
Net change of defined benefit pension plans	5,330	13,002
Net change of foreign currency translation adjustments	36,246	105,693
Net change of unrealized gains (losses) on derivative instruments	4,782	15,070
Total other comprehensive income	34,277	76,744

Comprehensive Income	231,091	394,356

Comprehensive Income Attributable to the Noncontrolling Interests	5,128	12,137

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(303)	0

Comprehensive Income Attributable to ORIX Corporation Shareholders	226,266	382,219

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2020	221,111	257,638	2,754,461	(118,532)	(121,070)	2,993,608	72,227	3,065,835
Cumulative effect of adopting Accounting Standards Update 2016-13			(42,855)			(42,855)	(71)	(42,926)
Balance at April 1, 2020	221,111	257,638	2,711,606	(118,532)	(121,070)	2,950,753	72,156	3,022,909

Contribution to subsidiaries						0	18,225	18,225
Transaction with noncontrolling interests		1,700				1,700	(8,688)	(6,988)
Comprehensive income, net of tax:
Net income			192,384			192,384	4,453	196,837
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(11,207)		(11,207)	25	(11,182)
Net change of debt valuation adjustments				(899)		(899)	0	(899)
Net change of defined benefit pension plans				5,302		5,302	28	5,330
Net change of foreign currency translation adjustments				36,015		36,015	511	36,526
Net change of unrealized gains on derivative instruments				4,671		4,671	111	4,782

Total other comprehensive income						33,882	675	34,557

Total comprehensive income						226,266	5,128	231,394

Cash dividends			(95,164)			(95,164)	(12,133)	(107,297)
Acquisition of treasury stock					(55,443)	(55,443)	0	(55,443)
Disposal of treasury stock		(227)	(0)		322	95	0	95
Cancellation of treasury stock			(64,237)		64,237	0	0	0
Other, net		250	(1)			249	0	249

Balance at March 31, 2021	221,111	259,361	2,744,588	(84,650)	(111,954)	3,028,456	74,688	3,103,144

Cumulative effect of adopting Accounting Standards Update 2019-12			215			215	0	215

Balance at April 1, 2021	221,111	259,361	2,744,803	(84,650)	(111,954)	3,028,671	74,688	3,103,359

Contribution to subsidiaries						0	40,514	40,514
Transaction with noncontrolling interests		1,593		(1,475)		118	(1,127)	(1,009)
Comprehensive income, net of tax:
Net income			312,135			312,135	5,477	317,612
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(56,684)		(56,684)	0	(56,684)
Net change of debt valuation adjustments				(337)		(337)	0	(337)
Net change of defined benefit pension plans				13,001		13,001	1	13,002
Net change of foreign currency translation adjustments				99,842		99,842	5,851	105,693
Net change of unrealized gains on derivative instruments				14,262		14,262	808	15,070

Total other comprehensive income						70,084	6,660	76,744

Total comprehensive income						382,219	12,137	394,356

Cash dividends			(99,395)			(99,395)	(16,230)	(115,625)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(168)			283	115	0	115
Cancellation of treasury stock			(48,226)		48,226	0	0	0
Other, net		(307)			(1)	(308)	0	(308)

Balance at March 31, 2022	221,111	260,479	2,909,317	(16,041)	(113,447)	3,261,419	109,982	3,371,401

Note:	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	(millions of yen)
	Year ended March 31, 2021	Year ended March 31, 2022
Cash Flows from Operating Activities:
Net income	196,814	317,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	315,955	330,351
Principal payments received under net investment in leases	426,645	462,475
Provision for credit losses	16,021	3,939
Equity in net loss (income) of affiliates (excluding interest on loans)	837	(13,753)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(23,300)	(187,787)
Bargain purchase gain	(4,966)	0
Gains on sales of securities other than trading	(15,228)	(22,322)
Gains on sales of operating lease assets	(26,358)	(40,148)
Write-downs of long-lived assets	3,020	35,666
Write-downs of securities	5,935	730
Deferred tax provision	25,518	12,208
Decrease in trading securities	12,103	68,422
Increase in inventories	(12,061)	(7,053)
(Increase) Decrease in trade notes, accounts and other receivable	(12,657)	3,562
Increase (Decrease) in trade notes, accounts and other payable	(1,947)	14,943
Increase in policy liabilities and policy account balances	230,947	141,201
Increase (Decrease) in income taxes payable	(11,045)	92,026
Other, net	(23,819)	(108,702)

Net cash provided by operating activities	1,102,414	1,103,370

Cash Flows from Investing Activities:
Purchases of lease equipment	(716,737)	(872,994)
Installment loans made to customers	(1,198,978)	(1,202,198)
Principal collected on installment loans	1,139,608	1,182,261
Proceeds from sales of operating lease assets	138,912	147,104
Investment in affiliates, net	(112,922)	(34,804)
Proceeds from sales of investment in affiliates	41,730	47,677
Purchases of available-for-sale debt securities	(709,349)	(526,478)
Proceeds from sales of available-for-sale debt securities	285,836	239,250
Proceeds from redemption of available-for-sale debt securities	31,859	90,478
Purchases of equity securities other than trading	(56,314)	(94,182)
Proceeds from sales of equity securities other than trading	30,532	71,883
Purchases of property under facility operations	(43,954)	(44,302)
Acquisitions of subsidiaries, net of cash acquired	(82,163)	(87,582)
Sales of subsidiaries, net of cash disposed	57,722	252,921
Other, net	(15,772)	22,120

Net cash used in investing activities	(1,209,990)	(808,846)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(42,136)	96,383
Proceeds from debt with maturities longer than three months	1,171,350	950,244
Repayment of debt with maturities longer than three months	(1,013,937)	(1,160,613)
Net increase (decrease) in deposits due to customers	85,737	(42,591)
Cash dividends paid to ORIX Corporation shareholders	(95,164)	(99,395)
Acquisition of treasury stock	(55,443)	(50,001)
Contribution from noncontrolling interests	24,487	25,942
Purchases of shares of subsidiaries from noncontrolling interests	(4,791)	(2,086)
Net decrease in call money	(17,500)	(7,500)
Other, net	(12,719)	(17,001)

Net cash provided by (used in) financing activities	39,884	(306,618)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	11,983	24,331

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	(55,709)	12,237

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,135,284	1,079,575

Cash, Cash Equivalents and Restricted Cash at End of Year	1,079,575	1,091,812

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

Segment Information by Sector

						(millions of yen)

	Year ended March 31, 2021		Year ended March 31, 2022		March 31, 2021	March 31, 2022
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	431,015	70,727	445,338	251,384	1,676,063	1,516,795
Real Estate	359,798	25,886	390,688	33,558	872,095	910,101
PE Investment and Concession	331,222	3,842	385,739	(11,261)	378,698	353,581
Environment and Energy	141,971	27,543	160,232	2,948	489,174	703,608
Insurance	491,894	56,152	486,704	54,560	1,959,521	2,072,145
Banking and Credit	83,724	49,913	84,821	43,779	2,690,627	2,687,156
Aircraft and Ships	31,617	5,357	38,639	(1,838)	601,762	684,098
ORIX USA	138,017	40,296	161,344	76,263	1,220,081	1,364,142
ORIX Europe	160,798	39,446	221,112	49,559	369,546	401,869
Asia and Australia	128,309	13,124	148,055	52,255	1,084,222	1,306,089

Segment Total	2,298,365	332,286	2,522,672	551,207	11,341,789	11,999,584

Difference between Segment Total and Consolidated Amounts	(5,657)	(44,725)	(2,307)	(46,331)	2,221,293	2,271,088

Consolidated Amounts	2,292,708	287,561	2,520,365	504,876	13,563,082	14,270,672

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each respective segment, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment data for the previous fiscal year have been retrospectively restated.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Per Share Data (Unaudited)

	Year ended March 31, 2021	Year ended March 31, 2022
		(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders	192,384	312,135

		(thousands of shares)
Weighted-average shares	1,236,897	1,203,452
Effect of Dilutive Securities -
Stock compensation	1,197	1,400

Weighted-average shares for diluted EPS computation	1,238,094	1,204,852

		(yen)
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic	155.54	259.37
Diluted	155.39	259.07

		(yen)
Shareholders’ equity per share	2,487.77	2,732.88

Note:	In fiscal 2021 and 2022, there was no stock compensation which was antidilutive.

(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements

Significant Accounting Policies

(Adoption of New Accounting Standards)

In December 2019, Accounting Standards Update 2019-12 (“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for income taxes. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries adopted this update on April 1, 2021. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥215 million in current and deferred income taxes and an increase of ¥215 million in retained earnings in the consolidated balance sheets. There is no material effect on the Company and its subsidiaries’ results of operations for fiscal 2022 and financial position as of March 31, 2022 by adopting this update, as compared to the guidance that was in effect before the change.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

There are no material subsequent events.

Notice of Difference between Consolidated Financial Results for the Full Year and Results for the Previous Fiscal Year

TOKYO, Japan - May 11, 2022 - ORIX Corporation (“ORIX”) announced today that there is a difference in income before income taxes between the consolidated financial results for the fiscal year ended March 2022 (from April 1, 2021 to March 31, 2022) and the results for the previous fiscal year, as follows:

Difference between the consolidated results for the fiscal year ended March 2022 (the full year) and the results for the previous fiscal year

	Total Revenues (millions of yen)	Operating Income (millions of yen)	Income Before Income Taxes (millions of yen)	Net Income Attributable to ORIX Corporation Shareholders (millions of yen)	Basic Earnings per Share (yen)
Results for the previous fiscal year (ended March 2021) (A)	2,292,708	258,814	287,561	192,384	155.54
Results for the fiscal year (ended March 2022) (B)	2,520,365	302,083	504,876	312,135	259.37
Increase (B-A)	227,657	43,269	217,315	119,751
Percent Increase (%)	9.9	16.7	75.6	62.2

Reasons for the differences

At ORIX Corporation Europe N.V., an increase in average assets under management led to a 68,819 million yen increase in services income (part of operating income) compared with the previous fiscal year. This was the primary reason for the increase in operating income by 43,269 million yen compared with the previous fiscal year. In addition, gains on sales of subsidiaries and affiliates rose by 164,487 million yen compared with the previous fiscal year owing to gains on the business transfer of Yayoi Co., Ltd.

As a result, income before income taxes for the fiscal year ended March 2022 increased by 217,315 million yen compared with the prior fiscal year to 504,876 million yen.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile-related, real estate and environment and energy-related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022.”

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2022 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2023

TOKYO, Japan—May 11, 2022—ORIX Corporation (“ORIX”) announced the details relating to the expected dividend for the fiscal year ended March 31, 2022. The final amount of the said dividend will be determined by the Board of Directors to be held on May 18, 2022. The annual dividend forecast for the fiscal year ending March 31, 2023 is also included in this announcement as below.

Dividend Detail for the Fiscal Year Ended March 31, 2022

Regarding the year-end dividend for the fiscal year ended March 31, 2022, we have adopted a dividend payout ratio of 33% based on the dividend forecast announced on December 17, 2021.

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2021
Record Date	March 31, 2022	March 31, 2022	March 31, 2021
Dividend Per Share (Annual)	46.60 yen (85.60 yen)	39.00 yen (78.00 yen) *	43.00 yen (78.00 yen)
Total Dividend Amount (Annual)	55,704 million yen (102,661 million yen)	—	52,438 million yen (96,108 million yen)
Effective Date	June 3, 2022	—	June 7, 2021
Source of Dividend	Retained earnings	—	Retained earnings

*	Either a dividend payout ratio of 33% or an annual dividend per share of 78.00 yen, whichever is higher. In the above, the minimum dividend has been stated.

Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2022 has been decided at 85.60 yen per share (interim dividend paid was 39.00 yen per share and year-end dividend has been decided at 46.60 yen per share). The payout ratio for the fiscal year ended March 31, 2022 was 33.0%, down 17.1% from the previous fiscal year.

Annual Dividend Forecast for the Fiscal Year Ending March 31, 2023

The annual dividend for the fiscal year ending March 31, 2023 is forecasted as either a dividend payout ratio of 33% or an annual dividend per share of 85.60 yen, whichever is higher.

Dividend Per Share
	Interim	Fiscal Year-End	Annual
Dividend Forecast	42.80 yen	42.80 yen*	85.60 yen*

*	Either a dividend payout ratio of 33% or an annual dividend per share of 85.60 yen, whichever is higher. In the above, the minimum dividend has been stated.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile-related, real estate and environment and energy-related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 - March 31, 2022.”

Notice Regarding Repurchase of Own Shares

TOKYO, Japan—May 11, 2022—ORIX Corporation (“ORIX”) hereby announces that its Board of Directors passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Article 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act, as follows.

(1)	Class of shares to be repurchased: Common shares

(2)	Total number of shares: Up to 40,000,000 shares

(approx.3.3% of the total outstanding shares (excluding treasury shares))

(3)	Total purchase price of shares to be repurchased: Up to 50 billion yen

(4)	Repurchase Period: From May 18, 2022 to March 31, 2023

(5)	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Policies for Share Cancellation

At the Board of Directors meeting held on October 28, 2019, ORIX approved a policy regarding cancellation of its own shares under which, in principle, ORIX shall maintain a total number of its own shares equal to approximately 5% of the total number of issued shares (at maximum) and shall cancel the shares exceeding such amount. The actual number of shares cancelled will be announced after completing the repurchase stated above.

2.	Status of Treasury Shares as of March 31, 2022

Total outstanding shares (excluding treasury shares): 1,195,363,060 shares

Treasury shares: 62,914,027 shares

*	The Company’s shares held through the Board Incentive Plan Trust (1,963,282 shares) are not included in the number of treasury shares.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 - March 31, 2022.”

Notice Concerning Termination of Shareholder Benefit Programs

TOKYO, Japan - May 11, 2022 - ORIX Corporation (“ORIX”) announced that it has decided to terminate its shareholder benefit programs as of March 2024 in the Board of Directors meeting held today.

1.	Reasons for terminating the programs

ORIX has aimed to deepen the understanding of its investors of the diversified business content of the ORIX Group through its shareholder benefit programs. In 2010, ORIX began its Shareholder Benefit Card program, which makes shareholders eligible for discounts on a variety of services offered by the ORIX Group. In 2015, the gift catalog-style shareholder benefit program “Furusato Yutai” was launched.

In addition to enhancing shareholder benefit programs, ORIX has worked to improve overall shareholder returns by providing stable, sustained dividends and opportunistic shareholder buybacks.

ORIX has set out a new medium-term strategic direction to help it achieve further growth, and desires to return profit to its shareholders in a more equitable manner. After careful consideration from these perspectives, ORIX has decided to terminate its shareholder benefit programs. Going forward, ORIX will concentrate its efforts on returning profit to shareholders through dividends and other means.

ORIX will continue to improve corporate value while remaining conscious of capital efficiency, and is grateful to its shareholders for their understanding in this matter.

2.	Schedule for terminating the programs

(1)	Shareholder Benefit Card

The Shareholder Benefit Card program will cease following distribution to shareholders of record as of March 31, 2024. The Benefit Card may be used until the expiration date (July 31, 2025) listed on the back of the card.

(2)	“Furusato Yutai” Shareholder Benefit Program

The “Furusato Yutai” Shareholder Benefit Program will cease following distribution to shareholders of record as of March 31, 2024.

For Inquiries Regarding the Termination of Shareholder Benefit Programs:

Shareholder Benefit Program Contact: Tel – 0120-142-120

Shareholder Contact Form: https://www.orix.co.jp/grp/en/contact/inquiry-eng.html

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2022)

Caution Concerning Forward Looking Statements:

These documents May contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the“Consolidated Financial Results April 1, 2021 – March 31, 2022.”

Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan - May 11, 2022 - ORIX Corporation (TSE: 8591; NYSE: IX) today made public an announcement that the Nominating Committee has decided the candidates for Member of the Board of Directors. The nominations are scheduled to be finalized at the 59th Annual General Meeting of Shareholders of the Company on June 24, 2022.

The Company announced that it decided the composition of the Nominating, Audit and Compensation Committees in the Board of Directors meeting held today. All members of the Nominating, Audit and Compensation Committees are composed of outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 59th Annual General Meeting of Shareholders of the Company on June 24, 2022.

Candidates for the 11 Member of the Board of Directors positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Michael Cusumano (Outside Director)
Shuji Irie	Sakie Akiyama (Outside Director)
Satoru Matsuzaki	Hiroshi Watanabe (Outside Director)
Yoshiteru Suzuki	Aiko Sekine (Outside Director)
Stan Koyanagi	Chikatomo Hodo (Outside Director)
Noriyuki Yanagawa (Outside Director, newly nominated)

Details on Candidates for New Member of the Board of Directors (Outside Director)

Noriyuki Yanagawa (Born April 23, 1963)

Apr.1993	Specialized Teacher, Faculty of Economics at Keio University
Apr.1996	Assistant Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo
Apr.2007	Associate Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo
Dec.2011	Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo (present position)
Jun.2020	Member of the Board of Directors (Outside Director), Yamaguchi Financial Group, Inc. (scheduled to retire at the Annual General Meeting of Shareholders on June 2022)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Noriyuki Yanagawa is a candidate for new Member of the Board of Directors (Outside Director). He currently serves as a Professor, Faculty of Economics of Graduate School of Economics at the university of Tokyo, and he served on government and institutional finance and economic councils in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert.

The Nominating Committee has appointed him as a candidate for new Member of the Board of Directors (Outside Director) because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Details on Candidates for Member of the Board of Directors (Outside Director)

Michael Cusumano (Born September 5, 1954)

Jul.1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology
Jul.1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)
Jul.2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired on March 2016)
Apr.2016	Special Vice President and Dean, Tokyo University of Science (retired on May 2017)
Apr.2019	Member of the Board of Directors (Outside Director), Ferratum Plc (currently Multitude SE) (present position)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Apr.2020	Senior Specially Appointed Professor, Tokyo University of Science (retired on March 2022)
Jul.2020	Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Michael Cusumano is a candidate for Member of the Board of Directors (Outside Director). He currently serves as Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology, and as a global authority has a deep understanding of business strategy and technology management.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Compensation Committee, pointing to important matters regarding company management, using his expertise in business strategy and technology management.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Sakie Akiyama (Born December 1, 1962)

Apr.1987	Joined Arthur Andersen & Co. (retired on April 1991)
Apr.1994	Founded Saki Corporation Representative Director and Chief Executive Officer, Saki Corporation (retired on September 2018)
Oct.2018	Founder, Saki Corporation (present position)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Member of the Board of Directors (Outside Director), Sony Corporation (currently Sony Group Corporation) (present position)
Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd. (present position)
Jun.2020	Member of the Board (Outside Director), Mitsubishi Corporation (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Sakie Akiyama is a candidate for Member of the Board of Directors (Outside Director). She founded Saki Corporation and served as a Representative Director and Chief Executive Officer of Saki Corporation. She has wide-ranging experience and knowledge of corporate management.

As Chairperson of the Nominating Committee, she has actively expressed her opinions and made proposals, leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Hiroshi Watanabe (Born June 26, 1949)

Apr.1972	Joined the Ministry of Finance
Jan.2003	Director-General, International Bureau, Ministry of Finance
Jul.2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired on July 2007)
Oct.2007	Special Advisor, Japan Center for International Finance (retired on September 2008)
Apr.2008	Professor, Graduate School of Commerce and Management / Faculty of Commerce and Management at Hitotsubashi University (retired on September 2008)
Oct.2008	Deputy Governor, Japan Finance Corporation (retired on March 2012)
Apr.2012	Deputy Governor, Japan Bank for International Cooperation
Dec.2013	Governor, Japan Bank for International Cooperation (retired on June 2016)
Oct.2016	President, Institute for International Monetary Affairs (present position)
Jun.2017	Outside Director, Mitsubishi Materials Corporation (present position)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Hiroshi Watanabe is a candidate for Member of the Board of Directors (Outside Director). He served successively as in key positions at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and currently serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, wide-ranging experience and knowledge of corporate management.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee and Audit Committee, pointing to important matters regarding company management, using his expertise in finance and economic both in Japan and overseas.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Aiko Sekine (Born May 13, 1958)

Apr.1981	Joined Citibank, N.A., Tokyo Branch (retired on January 1984)
Oct.1985	Joined Aoyama Audit Corporation
Mar.1989	Certified as Public Accountant, Japan
Jul.2001	Partner of Chuo Aoyama Audit Corporation (retired on August 2006)
Sep.2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) (retired on July 2016)
Jul.2007	Executive Board Member of Japanese Institute of Certified Public Accountants
Jan.2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired on December 2010)
Jul.2010	Deputy President of Japanese Institute of Certified Public Accountants
Jul.2016	Chairman and President of Japanese Institute of Certified Public Accountants (retired on July 2019)
Jan.2019	Member of the Nominating Committee, International Federation of Accountants
Jul.2019	Advisor of Japanese Institute of Certified Public Accountants (present position)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited (present position)
Outside Audit & Supervisory Board Member, IHI Corporation (present position)
Sep.2020	Professor, Faculty of Commerce, Waseda University, (present position)
Oct.2020	Trustee, International Valuation Standards Council (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Aiko Sekine is a candidate for Member of the Board of Directors (Outside Director). She served on government and institutional finance and accounting councils both in Japan and overseas, and served as Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) and Chairman and President of Japanese Institute of Certified Public Accountants. She has extensive knowledge as a professional accountant.

As Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Chikatomo Hodo (Born July 31, 1960)

Sep.1982	Joined Accenture Japan Ltd.
Sep.2005	Representative Director, Accenture Japan Ltd.
Apr.2006	Representative Director and President, Accenture Japan Ltd.
Sep.2015	Director and Chairman, Accenture Japan Ltd. (retired on August 2017)
Sep.2017	Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director on June 2018)
Jun.2018	Outside Director, Konica Minolta Inc. (present position)
Jul.2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired on August 2021)
Jun.2019	Outside Director, Mitsubishi Chemical Holdings Corporation (present position)
Jun.2021	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Chikatomo Hodo is a candidate for Member of the Board of Directors (Outside Director). He served as a Representative Director and President of Accenture Japan Ltd. He has a wealth of knowledge and experience as a corporate management and digital business.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Compensation Committee and Audit Committee, pointing to important matters regarding company management, using his expertise in corporate management and digital business.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

3 Members (Outside Directors: 3)

Chairperson: Sakie Akiyama

Members: Hiroshi Watanabe and Aiko Sekine

Audit Committee

3 Members (Outside Directors: 3)

Chairperson: Aiko Sekine

Members: Chikatomo Hodo and Noriyuki Yanagawa

Compensation Committee

3 Members (Outside Directors: 3)

Chairperson: Hiroshi Watanabe

Members: Michael Cusumano and Chikatomo Hodo

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2022)

Caution Concerning Forward Looking Statements:

These documents May contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022.”

Announcement Regarding Management Changes

Tokyo, Japan—May 11, 2022—ORIX Corporation (“ORIX”) today made public an announcement regarding management changes.

∎	Management Changes (Effective as of June 24, 2022)

New Position	Present Position	Name
Member of the Board of Directors (Outside Director)	(Newly nominated)	Noriyuki Yanagawa
Retire	Member of the Board of Directors (Outside Director)	Heizo Takenaka

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2022)

Caution Concerning Forward Looking Statements:

These documents May contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022.”